  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Blue Whale Acquisition Corp I

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G1330M103

(CUSIP Number)

Blue Whale Sponsor I LLC

Attention: Kevin Kokko, Manager

P.O. Box 1093

Boundary Hall

Cricket Square

Grand Cayman, E9 KY1-1102

+1 345 949 8066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1330M103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Blue Whale Sponsor I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,500,979 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 2,500,979 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,979 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	Based on 25,441,790 Class A ordinary shares deemed to be outstanding, including (i) 22,940,811 Class A ordinary shares currently issued and outstanding and (ii) 2,500,979 Class A ordinary shares issuable upon conversion of Class F ordinary shares held by Blue Whale Sponsor I LLC as a result of the underwriters’ partial exercise of the over-allotment option, as set forth in Blue Whale Acquisition Corp I’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2021.

CUSIP No. G1330M103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Kevin Kokko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,500,979 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 2,500,979 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,979 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	Based on 25,441,790 Class A ordinary shares deemed to be outstanding, including (i) 22,940,811 Class A ordinary shares currently issued and outstanding and (ii) 2,500,979 Class A ordinary shares issuable upon conversion of Class F ordinary shares held by Blue Whale Sponsor I LLC as a result of the underwriters’ partial exercise of the over-allotment option, as set forth in Blue Whale Acquisition Corp I’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2021.

CUSIP No. G1330M103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MIC Capital Partners (Public) Parallel Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,000,000 (See Items 3, 4 and 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,500,979 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,000,000 (See Items 3, 4 and 5)
WITH	10	SHARED DISPOSITIVE POWER 2,500,979 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,979 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	Based on 25,441,790 Class A ordinary shares deemed to be outstanding, including (i) 22,940,811 Class A ordinary shares currently issued and outstanding and (ii) 2,500,979 Class A ordinary shares issuable upon conversion of Class F ordinary shares held by Blue Whale Sponsor I LLC as a result of the underwriters’ partial exercise of the over-allotment option, as set forth in Blue Whale Acquisition Corp I’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 2021.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by Blue Whale Sponsor, Kevin Kokko and MIC LP on August 16, 2021 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) with respect to the Class A Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise stated in this Amendment, the Original Schedule 13D remains in full force and effect.

Item 4.    Purpose of Transaction.

This Amendment amends the Original Schedule 13D by adding the following paragraph after the penultimate paragraph of Item 4.

“Partial Exercise of Over-Allotment Option

On August 18, 2021, the Issuer issued an additional 2,940,811 units (the “Over-Allotment Units”) pursuant to the partial exercise of the over-allotment option by the underwriters in connection with the IPO. In connection with the underwriters’ partial exercise of their over-allotment option, an additional 326,757 Class F Shares and 653,513 Class G Shares were issued to Blue Whale Sponsor, and Blue Whale Sponsor purchased an additional 294,081 Private Placement Warrants at a price of approximately $2.00 per warrant for an aggregate purchase price of $588,162.20.”

Item 5.    Interest in Securities of the Issuer.

This Amendment amends and restates sections (a)-(b) of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) As of August 18, 2021, the Sponsor directly beneficially owned 2,500,979 Class F Shares (the “Sponsor Shares”) and MIC LP directly beneficially owned 2,000,000 Class A Shares (the “MIC LP Shares”). As the manager of the Sponsor, Mr. Kokko may be deemed to beneficially own the Sponsor Shares, and as parent of the Sponsor, MIC LP may be deemed to beneficially own the Sponsor Shares. Each of Mr. Kokko and MIC LP disclaims beneficial ownership of the Sponsor Shares, except to the extent of his or its pecuniary interest therein.

The Sponsor Shares represent approximately 9.8% of the 25,441,790 Class A Shares deemed to be outstanding, which includes (i) 22,940,811 Class A Shares currently issued and outstanding and (ii) 2,500,979 Class A Shares issuable upon conversion of Class F Shares held by Blue Whale Sponsor as a result of the underwriters’ partial exercise of the over-allotment option, as set forth in the Issuer’s Current Report on Form 8-K filed with the Commission on August 24, 2021 (the “Form 8-K”) . The MIC LP Shares represent approximately 7.9% of the 25,441,790 Class A Shares deemed to be outstanding, which includes (i) 22,940,811 Class A Shares currently issued and outstanding and (ii) 2,500,979 Class A Shares issuable upon conversion of Class F Shares held by Blue Whale Sponsor as a result of the underwriters’ partial exercise of the over-allotment option, as set forth in the Form 8-K.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2021

Blue Whale Sponsor I LLC

By: /s/ Kevin Kokko

Name: Kevin Kokko

Title: Manager

Kevin Kokko

By: /s/ Kevin Kokko

Name: Kevin Kokko

MIC Capital Partners (Public) Parallel Cayman, LP

By: /s/ Rodney Cannon

Name: Rodney Cannon

Title: Manager